

February 22, 2011

Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone,
Jinan, Shandong, PRC 250101

> **Re: Pansoft Company Limited**
> **Form 20-F**
> **Filed November 8, 2010**
> **File No. 001-34168**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended June 30, 2010

Item 5. Operating and Financial Review and Prospects, page 32

Operating Results, page 34

1. We note that you attribute the increase in revenues and gross profits to large-scale software systems integration projects. Please provide more insight as to how these projects impacted your revenues and gross profits. For instance, to the extent that specific projects materially impacted your results of operations, tell us your consideration to include a discussion of such impact on your operations and the status of these project(s). Further, tell us your consideration to include a discussion regarding the number of projects completed and in-process during each period; the average dollar amount or range of amounts, and the average duration or range thereof for such projects.

Also, tell us what consideration was given to disclosing and discussing your backlog and the reasons for changes in backlog at each balance sheet date. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release No. 34-48960.

Liquidity and Capital Resources, page 37

2.   We note your risk factor disclosures on page 18 regarding the limitations placed on your PRC subsidiary, PCCL, and its ability to pay dividends to the parent company. Further, we note from your disclosures on page 15 that the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies, and, in certain cases, the remittance of currency out of China. Tell us your consideration to include a discussion in your liquidity section of how earnings are transferred from your PRC subsidiary to your companies outside of the PRC. Also, tell us how you considered discussing the restrictions placed on PCCL's ability to transfer funds and the potential impact on the company's ability to meet its cash obligations. We refer you to Item 5.B.1.(b) of Form 20-F. Additionally, tell us and disclose any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated losses as presented in your financial statements.

3.   Tell us how you considered including a discussion in your liquidity section regarding the statutory limitations on your ability to loan money to your PRC subsidiary as described in the risk factor on page 18 and the potential for such restrictions to materially and adversely affect your liquidity and ability to fund operations. Your discussion should provide a quantitative or qualitative analysis to provide investors with sufficient information to understand the amount of statutory limits and whether it is reasonably likely that the company would exceed these limits.

4.   Please explain further the reasons for the significant increase in unbilled receivables. Tell us the amount of unbilled receivables that has been subsequently billed to customers. If a material portion of unbilled receivables was not subsequently billed, please provide an explanation as to why. Also, explain why the company's ability to invoice your customer is contingent on your client's payment approval process.

Critical Accounting Policies, page 51

5.   Please tell us how you considered including a discussion of the company's critical accounting policies, where the nature of the estimates and assumptions used in the application of such policies is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. In this regard, it appears at a minimum, your accounting policies for revenue recognition, impairment of long-lived assets and impairment of goodwill would meet this criteria. We refer you to Item 5 of Form 20-F and Section V of SEC Release No. 34-48960.

Item 16F. Change in Registrant's Certifying Accountant

6.   We note your discussion regarding the dismissal of your former independent registered public accounting firm, AGCA, Inc., on July 26, 2010. Pursuant to Item 16F of Form 20-F, the company shall provide AGCA with a copy of the disclosures included in the Form 20-F and you shall request AGCA to furnish the company with a letter addressed to the Commission stating whether they agree with the statements included herein, and, if not, stating the respects to which they do not agree. Please amend your Form 20-F to file the former accountants letter as an exhibit to the annual report pursuant to Item 16F of Form 20-F.

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

7.   Your disclosures on page 21 include a discussion regarding the on-going maintenance support that is typically required after the installation of your software solutions to ensure the efficient operation of your system. Tell us how you account for revenues earned from these maintenance services and tell us specifically where you address the accounting for such services in your current revenue recognition policy disclosures.

Exhibit 12.1 and 12.2

8.   Please revise the introductory language to paragraph 4 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f). We refer you to the Instructions as to the Exhibits of Form 20-F.

Exhibit 15.1 & 15.2

9.   It appears that you filed a copy of Crowe Horwath (HK) CPA Limited's signed audit report in Exhibit 15.1. Revise to include a signed and dated consent from Crowe Horwath acknowledging the use of its audit report in the company's Form S-8 (333-162000) filed September 18, 2009.

10.   Please also revise to include a corrected consent from AGCA, Inc., consenting to the inclusion of their audit report in the company's Form S-8 (333-162000) filed on September 18, 2009.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief